Exhibit 21
List of Subsidiaries of CTPartners Executive Search Inc.
1.	CTPartners Executive Search Inc. (Headquarters in New York, New York, U.S.A.)
2.	CTPartners U.K. Ltd. (London, U.K.)
3.	CTPartners SAS (Paris, France)
4.	CTPartners Executive Search LLC Wilmington, Geneva Branch (Geneva, Switzerland)
5.	CTPartners HK Limited (Hong Kong)
6.	CTPartners PTE. Ltd. (Singapore)
7.	CTPartners Commercial Consulting (Shanghai) Co., Ltd. (Shanghai, China)